Filed under Rule 424(b)(3), Registration Statement No. 333-275151
Pricing Supplement No. 10 - Dated Monday, March 17, 2025 (To: Prospectus Dated October 24, 2023 and Prospectus Supplement Dated November 1, 2024)
CUSIP Number	Principal Amount	Selling Price	Gross Concession	Net Proceeds	Coupon Type	Coupon Rate	Coupon Frequency	Maturity Date	1st Coupon Date	1st Coupon Amount	Survivor's Option	Product Ranking
63743LAK9	$945,000.00	100.000%	3.150%	$915,232.50	Fixed	5.750%	Semi-Annual	03/15/2055	09/15/2025	$27.95	Yes	Subordinated Notes
Redemption Information:  Callable at the Issuer's option, in whole or from time to time in part, on any day on or after 03/15/2030 (the "Par Call Period") at a redemption price in cash equal to 100% of the principal amount of the notes being redeemed, plus, accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

National Rural Utilities Cooperative Finance Corp
Offering Date: Monday, March 10, 2025 through Monday, March 17, 2025
Trade Date: Monday, March 17, 2025 @ 12:00 PM ET
Settle Date: Thursday, March 20, 2025
Minimum Denomination/Increments:$1,000.00/$1,000.00
Initial trades settle flat and clear SDFS: DTC Book Entry only
DTC Number: 0235 via RBC Dain Rauscher Inc.

Agents: InspereX  LLC, Citigroup Global Markets Inc.,  RBC Capital Markets, LLC, Wells Fargo Clearing Services, LLC

    Trustee: U.S. Bank Trust Company, National Association

Validity of the Notes

In the opinion of Hogan Lovells US LLP, as counsel to the Issuer, following (i) receipt by the Issuer of the consideration for the notes specified in applicable resolutions of the board of directors of the Issuer and (ii) the due execution, authentication, issuance and delivery of the notes pursuant to the terms of the Indenture, dated as of October 15, 1996, between the Issuer and U.S. Bank Trust Company, National Association, as successor trustee (the “Indenture”), and the applicable underwriting, agency or distribution agreement against payment therefor, the notes offered by this pricing supplement will constitute valid and binding obligations of the Issuer, subject to the effect of: (a) bankruptcy, insolvency, reorganization, receivership, moratorium and other laws affecting creditors' rights and remedies (including, without limitation, the effect of statutory and other law regarding fraudulent conveyances and fraudulent, preferential or voidable transfers), and (b) the exercise of judicial discretion and the application of principles of equity, good faith, fair dealing, reasonableness, conscionability and materiality (regardless of whether the applicable agreements are considered in a proceeding in equity or at law), including, without limitation, principles limiting the availability of specific performance and injunctive relief

 This opinion is based as to matters of law solely on applicable provisions of the following, as currently in effect: (i) the District of Columbia General Cooperative Association Act of 2010 and (ii) the laws of the State of New York (but not including any laws, statutes, ordinances, administrative decisions, rules or regulations of any political subdivision below the state level). In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Indenture and its authentication of the notes and the validity, binding nature and enforceability of the Indenture with respect to the trustee, all as stated in the letter of such counsel dated November 1, 2024, which has been filed as an exhibit to a Current Report on Form 8-K by the Issuer on November 1, 2024.

                                                                                                       U.S. Federal Tax information.

There is uncertainty regarding the U.S. federal income tax classification of the notes due to the lack of governing authority. You should review carefully the sections entitled “Certain Material U.S. Federal Tax Considerations” in the accompanying prospect us supplement. The determination of whether a security should be classified as indebtedness or equity for U.S. federal income tax purposes requires a judgment based on all relevant facts and circumstances. There is no statutory, judicial or administrative authority that directly addresses the U.S. federal income tax treatment of securities similar to the notes. In the opinion of Hogan Lovells US LLP, under current law and based on the facts contained in the prospectus supplement and this pricing supplement, the terms of the Indenture and the notes, and certain assumptions stated in the opinion and representations relied upon in rendering the opinion, the notes will be classified for U.S. federal income tax purposes as indebtedness of the Issuer (although there is no controlling authority directly on point). The opinion of Hogan Lovells US LLP is not binding on the Internal Revenue Service (“IRS”) or the courts. Moreover, no rulings have been or will be sought from the IRS with respect to the transactions described in the prospectus supplement and this pricing supplement. Accordingly, the Issuer cannot assure you that the IRS will not challenge the opinion described herein or that a court would not sustain such a challenge. The Issuer agrees, and by acquiring an interest in a note, each beneficial owner of a note will agree, to treat the notes as indebtedness of the Issuer for U.S. federal income tax purposes. You should consult your tax advisors regarding the tax consequences that will arise if the notes are not treated as indebtedness of the Issuer for U.S. federal income tax purposes.

National Rural Utilities Cooperative Finance Corp Subordinated Notes (Subordinated Deferrable Interest Notes) Prospectus dated October 24, 2023 and Prospectus Supplement dated November 1, 2024